UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CHATTEM, INC.

(Name of Subject Company (Issuer))

RIVER ACQUISITION CORP.

SANOFI-AVENTIS

SANOFI-AVENTIS AMERIQUE DU NORD S.N.C.

AVENTIS INC.

(Names of Filing Persons (Offerors))

Common Stock, without par value (including the associated

Series A Junior Participating Preferred Stock Purchase Rights)

(Title of Class of Securities)

162456107

(CUSIP Number of Class of Securities)

Karen Linehan

Senior Vice President Legal Affairs and General Counsel

Sanofi-Aventis

174 avenue de France

75013 Paris, France

Telephone: +33 1 53 77 40 00

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Telephone: (212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release issued by sanofi-aventis and Chattem, Inc. on December 21, 2009.

99.2	Sanofi-aventis presentation for investor/analyst conference call, dated December 21, 2009.

99.3	Presentation regarding sanofi-aventis, dated December 21, 2009.

99.4	Presentation regarding Chattem, Inc., dated December 21, 2009.